SE 21004870

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NOV 24 2021

Washington DC 416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/20 (MM/DD/YY) AND ENDING 09/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abacus Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

S33 W35676 Meadow Trail
(No. and Street)

Dousman	Wisconsin	53118
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick Hohensee 262-567-9400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Frederick Hohensee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abacus Investments, Inc., as of September 30th, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public Expires 8/11/25

MACKENZIE L. FENNEMA NOTARY PUBLIC STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Abacus Investments, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Abacus Investments, Inc., as of September 30, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Abacus Investments, Inc. as of September 30, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Abacus Investments, Inc.'s management. My responsibility is to express an opinion on Abacus Investments, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Abacus Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of the Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Abacus Investments, Inc.'s financial statements. The supplemental information is the responsibility of Abacus Investments, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of the Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
November 10, 2021

ABACUS INVESTMENTS INC
Dousman, Wisconsin

Statement of Financial Condition
As of September 30, 2021

ASSETS

Cash and cash equivalents	$	12,735
Deposits with clearing organization		15,221
Accounts receivable		16,529
Total assets	$	44,485

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Related Party Payable	$	-
Accounts payable		-
Commissions payable		31,641
Total liabilities	$	31,641
Stockholder's Equity:		
Common stock, %.01 par value, 9,000 shares authorized, 100 shares issued and outstanding	$	1
Additional paid-in-capital		38,746
Retained earnings		(25,903)
Total stockholder's equity		12,844
Total liabilities and stockholder's equity	$	44,485

The accompanying notes to financial statements
are an integral part of these statements.

ABACUS INVESTMENTS INC
Dousman, Wisconsin

Statement of Income
Year Ended September 30, 2021

Income:		
Listed Commissions	$	6,789
Listed Options Commissions		7,368
All Other Securities Commission		1,214,822
Interest Income		632
Revenue From Sales of Investment Company Shares		386,064
Other Revenue		90,402
Total income	$	1,706,077
Expenses:		
Commissions	$	824,993
Management and Consulting fees		803,445
Clearing and execution charges		61,214
Regulatory fees		16,780
Legal and accounting		5,700
Occupancy		-
Other		3,774
Total Expenses	$	1,715,906
Net income (Loss)	$	(9,829)

The accompanying notes to financial statements
are an integral part of these statements.

ABACUS INVESTMENTS INC
Dousman, Wisconsin

Statement of Changes in Stockholder's Equity
Year Ended September 30, 2021

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, September 30, 2020	$ 1	$ 38,746	$ (16,074)	$ 22,673
Net Income (Loss)	-		(9,829)	(9,829)
Balance, September 30, 2021	$ 1	$ 38,746	$ (25,903)	$ 12,844

The accompanying notes to financial statements
are an integral part of these statements.

ABACUS INVESTMENTS INC
Dousman, Wisconsin

Statement of Cash Flows
Year Ended September 30, 2021

Cash Flows from Operating Activities:		
Net Income (Loss)	$	(9,829)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Commissions receivable	$	27,961
Accounts Payable		(350)
Related Party Payable		(29,000)
Commissions payable		2,908
Net cash provided by (used in) operating activities		(8,310)
Cash and equivalents, beginning of year		21,045
Cash and equivalents, end of year	$	12,735

Supplemental Cash Flow Disclosures		
Cash paid during the year for:		
Interest	$	-
Income Taxes	$	-

The accompanying notes to financial statements are an integral part of these statements.

ABACUS INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED SEPTEMBER 30, 2021

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

A. Nature of Operations - Abacus Investments, Inc. (the "Firm") was incorporated in the state of Wisconsin on September 13, 1993. The company is registered with the Securities and Exchange Commission. The firm is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

   The Firm's principal business activity is the sale of securities and doing business as a $5,000 non-carrying, non-custodian broker/dealer. The Firm does not carry security accounts for customers or perform custodial functions relating to customer securities. The Firm meets the exceptive provisions of Rule 15c3-3. All customer transactions are processed through a clearing broker/dealer.

B. Cash and Equivalents – For purposes of the statements of cash flows, the Firm's cash and equivalents consist of the Firm's checking accounts and money market accounts.

C. Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Concentrations of Credit Risk – The Firm places its cash in accounts with a local financial institution and a money market account. At times, balances in these accounts may exceed FDIC insurance limits. The Firm did not have any account with a balance that exceeded the insured limits during the year.

E. Revenue Recognition – The revenue of the Firm is derived primarily from commissions earned on the trades of equities, mutual funds, annuities, bonds, and options. Commission income on equities , mutual funds, annuities, bonds, and options are recognized and recorded on a trade date basis. Revenue from 12B-1 fees and other trail fees are recognized and recorded as earned.

   On May 2014, FASB issued ASU 2014-19, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement:

   - Identify the contract with the customer
   - Identify the performance obligation
   - Determine the transaction price
   - Allocate the transaction price to the performance obligation
   - Recognize the revenue when the performance obligation is met

F. Commissions Receivable – The Firm considers all commissions receivable to be fully collectible. Uncollected accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

NOTE 2: CLEARING BROKER AGREEMENT

The Firm clears security transaction through Hilltop Securities, Inc. (the clearing broker). Under the terms of the clearing agreement, the clearing broker carries the accounts of the customers of the Firm on a fully disclosed basis. The clearing broker executes transactions and settles contracts of securities for customers' accounts, prepares confirmations and summary monthly statements, and performs certain cashiering functions such as receiving and delivering securities.

Under the agreement, the Firm is required to maintain a minimum cash deposit of $15,000 which serves as a reserve for counterparty credit risk and settlement risk, as well as market risk on open unhedged positions.

NOTE 3: COMMITMENTS AND CONTINGENCES

The Firm's customer securities transactions are introduced on a fully disclosed basis with the clearing broker/dealer. The clearing broker/dealer is responsible for the execution, collection, payment of funds and receipt and delivery of securities relative to customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments. The clearing broker/dealer may charge the Firm for any losses it incurs as a result. The Firm seeks to minimize this risk through procedures designed to determine the credit worthiness of its customers. The Firm does not anticipate nonperformance by any customers or it's clearing broker.

Management has evaluated other possible commitments and contingencies on September 30, 2021. They concluded that there were no other commitments or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 4: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k) (2) (ii) and as a Non-Covered Firm. During the year ended September 30, 2021 there are no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 5: RELATED PARTY ACTIVITY

Through common ownership and management, the Firm is affiliated with Hohensee Financial Services, Inc. (HFS) a registered investment advisory firm. The Firms share office space, personnel, and other services. Most overhead expenses are shared 50/50. For the year ended September 30, 2021, the Firm had management and consulting expenses of $803,455 for shared expenses with HFS.

NOTE 6: INCOME TAX EXPENSE

The Firm has elected to be treated as an S Corporation for tax purposes. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

It is the Firm's policy to recognize penalties and interest as incurred in it operations. There were none for 2021. The firm's federal and state income tax returns for 2017 and 2020 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 7: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Account for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (SDP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 8: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At September 30, 2021, net capital as defined by the rules, equaled $12,844. The ratio of aggregate indebtedness to net capital was 2.57 to 1.

Net capital in excess of minimum required is $7,844. The Firm must also calculate net capital less the greater of 10% of total aggregated indebtedness or 120% of their minimum net capital requirement. This amount is $6,000.

NOTE 9: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended September 30, 2021. Accordingly, no Statement of changes in Liabilities Subordinated to Claims of Creditors has included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 10: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm on the financial statements which is the date they were available to be issued. Management has concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statement.

ABACUS INVESTMENTS INC
Dousman, Wisconsin

Schedule I: Computation of Net Capital under SEC Rule 15c3-1
As of September 30, 2021

Aggregate Indebtedness		
Commissions payable	$	31,641
Accounts payable		-
Consulting fee payable		-
Total Aggregate Indebtedness	$	31,641
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	2,109
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	12,844
Deductions:		
Non-allowable accounts receivable from brokers or dealers		526
Haircuts on securities		3
Net Capital		12,315
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	7,315
Ratio of aggregate indebtedness to net capital		2.57 to 1

FOCUS Part IIA Reconciliation between Audited and Unaudited Net Capital

There were no material differences between the above net capital computation and in the Firm's most recently filed FOCUS Report, Part IIA Form X-17a-5 at September 30, 2021.

ABACUS INVESTMENTS INC
Dousman, Wisconsin

Schedule II: Computation for Determination of the Reserve Requirements Under SEC Rule 15c3-3
As of September 30, 2021

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER 15C3-3

Abacus Investments, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3 (k) (2) (ii) and as a Non -Covered Firm.

ABACUS INVESTMENTS INC
Dousman, Wisconsin

Schedule III: Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3
As of September 30, 2021

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIRMENTS UNDER RULE 15C3-3

Abacus Investments, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3 (k) (2) (ii) and as a Non -Covered Firm.

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Abacus Investments, Inc.

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Abacus Investments, Inc. and the SIPC, solely to assist you and SIPC in evaluating Abacus Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2021. Abacus Investments, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, Abacus Investments, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2021. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you

This report is intended solely for the information and use of the Abacus Investments, Inc., and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana

November 10, 2021

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Abacus Investments, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which (1) Abacus Investments, Inc., identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Abacus Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) and Non-Covered Firm Provision, and (2) Abacus Investments, Inc. stated that Abacus Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year ended September 30, 2021 without exception. Abacus Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Abacus Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and as a Non-Covered Firm of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
November 10, 2021

Securities and Exchange Commission
Trading and Markets

DEC - 2 2021

RECEIVED

ABACUS INVESTMENTS, INC.
S33 W35676 MEADOW TRAIL
DOUSMAN WI 53118

SEC
Mail Processing
Section

NOV 24 2021

Washington DC
416

ABACUS INVESTMENTS, INC.
EXEMPTION REPORT
SEC Rule 171-s(d)(4)

Abacus Investments, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the securities and Exchange Commission (17 C.F.R. § 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5 (d)(4). To the best of its knowledge and belief, Abacus Investments, Inc. state the following:

1. Abacus Investments, Inc. claimed an exemption from 17 C.F.R. § 240.15c-3 under the provision of 17 C.F.R. § 240. 15c-3-3 (k)(2)(ii) for our revenue from our clearing-broker for the year ended September 30, 2021.

   Abacus Investments, Inc. also has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 153-3(e) for our direct revenue not covered under the above provision, as this revenue is limited to purchases and sales of mutual funds and variable annuity contracts: and during the most recent fiscal year, Abacus Investments, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customer, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). (Non-Covered Firm Provision).

2. Abacus Investments, Inc, has met the identified above exemption provision in 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year ended September 30, 2021 without exception.

Signature ______________

Name Frederick Hohensee

Date 10/18/21